

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03024984

23 July 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN

Dear Sir,

GKN plc – Announcement of the acquisition of Pilkington Aerospace

For your information I enclose a copy of the above.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 8/5

For Immediate Release **22 July 2003**

GKN acquisition creates a new world leader in aircraft transparencies

GKN plc today announces a further step forward in the growth of its Aerospace business with the acquisition of Pilkington Aerospace, one of the world's leading suppliers of canopies and windows – technically known as transparencies - for the military and civil aircraft market.

Pilkington Aerospace will be integrated with GKN's existing transparency operations to create the world's No. 1 supplier of transparencies to the military aircraft market and the world's No. 2 supplier to the civil aircraft market. GKN is already the world's leading independent supplier of advanced composite structures to the military and civil aircraft market.

Pilkington Aerospace is being acquired for a cash consideration of US$67.5 million (£42 m). It employs 540 people on its two principal sites in California in the US and the West Midlands in the UK. It also has two smaller operations in Brazil and Thailand. GKN currently employs 280 people at its transparencies facility in Bedfordshire in the UK.

Pilkington Aerospace has a global reputation in the technologies required to produce advanced transparencies in both plastics and glass. It supplies the transparencies for military aircraft programmes such as the FA-18 and C-17 and has a contract to develop and supply transparencies for the F-35 Joint Strike Fighter. GKN already supplies transparencies for the Eurofighter Typhoon and has contracts to develop and supply transparencies for the FA-22 Raptor and the F-16 Falcon. Pilkington also supplies transparencies to all Boeing civil aircraft and leading regional and business jet manufacturers including Embraer, Lear and Cessna.

Neal Keating, Managing Director of GKN Aerospace Services, said: "Our strategic goal in Aerospace is to be a world leader in our primary markets. This acquisition of a technically strong, profitable business fits perfectly with that ambition. We enlarge our presence on some of the world's key aircraft programmes – particularly in the US - and strengthen our relationship with the world's leading aircraft manufacturers."

The transaction is conditional on regulatory approvals.

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354